Continental Materials Corporation

200 South Wacker Drive, Suite 4000

Chicago, Illinois 60606

February 26, 2013

VIA EDGAR CORRESPONDENCE

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:                             Continental Materials Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 30, 2012

Dear Mr. O’Brien:

We are writing in response to your letter dated January 17, 2012, regarding Continental Materials Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011.  Your letter of January 17, 2013, was in response to our initial response dated January 2, 2013, to your comment letter of November 30, 2012.

To facilitate your review of our amended response, we are including your comments in boldface, followed by our response.  For comparative purposes we have included both our January 2, 2013, response to your November 30, 2012, letter and this current response to your January 17, 2013, letter. Please note that we intend to address all of the issues that are raised in all future filings with the Commission beginning with the Form 10-K to be filed for the fiscal year ending December 29, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Results of Operations, page 12

1.                                      We note your response to comment 3 in our letter dated November 30, 2012.  We understand that you are a smaller reporting company; that your current accounting system may provide some challenges in easily disclosing quantified information; that the units with in your reportable segments can be different, making it difficult for you to quantify changes in volume; and that your products have several different features that greatly change the nature of the price and mix of products.  However, while we acknowledge these disparities in your reportable segments and the products you offer, we also assume that your products are sufficiently similar to include quantification of the extent to which increases or decreases in pricing, volume and the introduction of new products impact sales and gross profit for each period presented.  Items 303(A)(3)(i) and 303(A)(3)(iii) of Regulation S-K do require that you quantify the extent to which sales and gross profit are impacted by increases or decreases in pricing, volume and the introduction of new products and other factors affecting these line items, such as changes in product mix and costs of manufacturing inputs.  As such, we continue to request that you provide the quantified information required.  If you continue to believe that you are unable to provide the required information, please expand your discussion of sales and gross profit to disclose the information you are unable to provide and to discuss the reasons.  Please consider what disclosure is appropriate regarding the effect your inability to meaningfully analyze specific factors underlying your operations has on your ability to respond to trends, adjust to market conditions, and otherwise manage your business.  Disclose the actions management is taking to address these challenges.

RESPONSE:

First, in general, with regard to “pass-through” price increases, we repeat the comment made in our first response.  It is the Company’s experience that there are no “pass-through” price increases.  While the Company may experience increases in costs for raw materials, energy, labor and other items, the market place (i.e. the customers and our competitors) is the principal determinative factor in our being able to increase our selling prices.

Below is a comparison of the original MD&A discussion for each of our business segments as it appeared in Form 10-K for the year 2011 with our proposed revised discussion.

Concrete, Aggregates and Construction Supplies Segment

2011 vs. 2010 — Original Form 10-K filing

Sales in the CACS segment fell by $7,364,000 (18.8%) due to the continuing weak construction market.  Many of the jobs serviced in 2011 were publicly financed construction projects.  Housing starts in the served market area remained at a depressed level.  Ready mix concrete volume in 2011 was 19.3% less in 2011compared to 2010.  The average price of ready-mix concrete fell by 2.7% reflecting a more intense level of competition in the slow market.  Higher diesel fuel prices added approximately $1.50 to the per yard delivery costs in 2011 compared to the prior year.  The gross profit per cubic yard declined by $8.28 due to the reduced volume, lower ready-mix prices, and higher fuel costs.  Sales of aggregates (sand, crushed limestone and gravel), including internal consumption, were down 15.9% compared to 2010 though both years were ones of very low volume.  The combined gross profit from all aggregate operations in 2011 was $1,392,000 compared to a gross profit of $2,762,000 in 2010.

Selling and administrative expenses increased by $446,000.  However, this included the increase of $963,000 in litigation expenses related to the Pikeview insurance claim.  Otherwise, selling and administrative expenses were reduced by $517,000.

The prices of two commodities, cement and diesel fuel, can have a significant effect on the results of operations of this segment.  The Company negotiates cement prices with producers who have production facilities in or near the concrete markets that we serve.  The Company may negotiate separate cement prices for large construction projects depending on the demand for and availability of cement from the local producers.  The Company buys diesel fuel from local distributors.  It may from time to time to enter into a short term arrangement with a distributor whereby the price of diesel fuel is fixed for a period of up to six months.  The Company does not otherwise hedge diesel fuel prices.  Changes in the cost of these two commodities have a direct effect on the results of operations depending upon whether competitive conditions prevailing in the marketplace enable the Company to adjust its selling prices to recover the increased costs.

2011 vs. 2010 - First Revision — January 2, 2013

Sales in the CACS segment fell by $7,364,000 (18.8%) due to the continuing weak construction market.  Many of the jobs serviced in 2011 were publicly financed construction projects.  Housing starts in the served market area remained at a depressed level.  Ready mix concrete sales were $7,044,000 lower in 2011.  Ready mix volume accounted for approximately $5,468,000 of this decrease while lower prices and product mix changes accounted for the balance of the lower ready-mix sales.  Ready mix concrete volume in 2011 was 19.3% less compared to 2010.  The average price of ready-mix concrete fell by 2.7% principally reflecting a more intense level of competition in the slow market.  Higher diesel fuel prices added approximately $1.50 to the per-yard delivery costs in 2011 compared to the prior year.  The gross profit per cubic yard declined by $8.28 due to the reduced volume, lower ready-mix prices, and higher fuel costs.  Sales of aggregates (sand, crushed limestone and gravel), including internal consumption, were down 15.9% compared to 2010, though both years were ones of very low volume.  Aggregate sales, including internal consumption, were $1,230,000 lower (12.6%) reflecting primarily the lower volume.  The combined gross profit from all aggregate operations in 2011 was $1,392,000 compared to a gross profit of $2,762,000 in 2010.  Sales of other construction materials were up $286,000 (8.9%) in 2011 compared to 2010.

(Note: In our first response we omitted the discussion of selling and administrative expenses as well as the commentary on cement and fuel costs.  We did not mean to imply that we were eliminating such discussion but that no changes to the original discussion were going to be made.)

2011 vs. 2010 — Current Revision

The product offerings of the CACS segment consist of ready-mix concrete, aggregates and construction supplies.  Ready-mix concrete and aggregates are produced at multiple locations in or near Colorado Springs and Pueblo, Colorado.  Construction supplies encompass numerous products purchased from third party suppliers and sold to the construction trades particularly concrete sub-contractors.  Typically, concrete, aggregates and construction supplies account for approximately 60%, 30% and 10% of sales of the CACS segment, respectively, including aggregates consumed internally in the production of concrete.  These relationships prevailed in 2011.  Sales including aggregates consumed internally fell by $8,474,000 (18.7%).  Sales to third parties decreased $7,364,000 (18.8%).  The lower sales were due to the continuing weak construction market.  Many of the jobs serviced in 2011 were publicly financed projects.  Housing starts in the served market area remained at depressed levels.  Ready mix concrete sales declined by $7,044,000 (23.8%) in 2011.  Concrete volume decreased by 22.3% accounting for approximately $6,700,000 of the lower concrete sales.  Average concrete prices were $2.43 less in 2011 compared to 2010 accounting for the balance of the decrease.  The lower prices reflect, in general, a more intense level of competition in the slow market.  Cement costs per yard increased by $1.11 in 2011 compared to 2010.  Delivery fuel cost per yard was $1.53 higher due to higher fuel prices and smaller load sizes.  The gross profit ratio from concrete decreased by $2,825,000, from 12.3% to 4.0%.  Approximately $1,300,000 of the lower gross profits was due to the combination of lower selling prices, higher cement costs and increased fuel costs.  The Company estimates that approximately $1,500,000 of the reduced gross profit was due to reduced volume.

The CACS segment produces and sells sand, crushed limestone and gravel (“aggregates”) from various deposits in and around Colorado Springs and Pueblo, Colorado.  In both 2010 and 2011 aggregates were produced from four separate locations; two in or near Colorado Springs and two in or near Pueblo.  The Pikeview Quarry near Colorado Springs remained closed in both 2010 and 2011.  Sales volume (tons) of construction aggregates, including those used internally in the production of ready mix concrete, decreased by 17.0% in 2011.  Average selling prices were down by approximately nineteen cents per ton or approximately 2.9%.  This decrease is principally the result of a change in the particular products sold (sales mix) as opposed to a reduction in selling prices.  Total sales of aggregates, including those consumed internally were down by $1,715,000 (13.7%).  The company’s sand operation also produces industrial sand used in well fracing, the production of stucco and other purposes.  As a percentage of total tons of aggregates sold in 2011 and 2010, industrial sand sales were approximately 2.9% and 1.7% of total aggregate sales volume.  Sales of industrial sand increased by approximately $402,000 (30.9%) in 2011.  All of this increase was due to higher volume as average prices declined by $3.74 per ton.  The gross profit from all aggregates operations in 2011 was $1,428,000 or approximately one half of the gross profit in 2010.  Repairs and maintenance expenses for all aggregates operations were approximately $310,000 higher in 2011 compared to 2010 in spite of the lower volume.  Except for the higher repairs and maintenance expenses, the balance of the decrease in gross profit is principally attributable to the lower volume.  The ongoing net cash expenses of the idle Pikeview Quarry were $410,000 in 2011 compared to $394,000 in 2010.

Sales of construction supplies increased by $285,000 (8.9%).  The gross profit increased by $178,000 and the gross profit rate increased from 1.9% in 2010 to 6.9% in 2011.  The Company estimates that approximately $100,000 of the increase in gross profit was the result of the increase in sales.  Reduced labor costs also contributed to the increase in gross profit.

Selling and administrative expenses increased by $446,000.  However, this included the increase of $963,000 in litigation expenses related to the Pikeview insurance claim.  Otherwise, selling and administrative expenses were reduced by $517,000.  This reduction is reflective of lower salaries and wages and related employee benefit costs due to a reduced level of employees and a reduction in legal fees other than those related to the Pikeview insurance claim litigation.

The prices of two commodities, cement and diesel fuel, can have a significant effect on the results of operations of this segment.  The Company negotiates cement prices with producers who have production facilities in or near the concrete markets what we serve.  The Company may negotiate separate cement prices for large construction projects depending on the demand for and availability of cement from the local producers.  The Company buys diesel fuel from local distributors.  It may from time to time enter into a short term arrangement with a distributor whereby the price of diesel fuel is fixed for a period of up to six months.  The Company does not otherwise hedge diesel fuel prices.  Changes in the cost of these two commodities have a direct effect on the results of operations depending upon whether competitive conditions prevailing in the marketplace enable the Company to adjust its selling prices to recover the increased costs.

Door Segment

2011 vs. 2010 — Original Form 10-K filing

Door sales in 2011 were $424,000 (3.3%) less than the previous year.  The decline in sales here is also related to the weak construction market particularly within the State of Colorado.  A more competitive bidding environment resulted in a decrease in the gross profit ratio to 23.0% in 2011 from 23.6% in 2010.

The Door segment sales backlog at the end of 2011 was approximately $3,275,000 compared to approximately $3,822,000 at the end of 2010.

2011 vs. 2010 - First Revision — January 2, 2013

Comment — The Door segment system does not track unit sales of doors, hardware or other products.  Most of the Door segment sales are from bid jobs.  The jobs bid from one year to the next vary by size and type of products required.  Bid prices vary by job and may be higher or lower than similar jobs bid in the prior year depending on the competition.  Therefore, it is not practical to quantify how much the change in sales from one period to the next is due to volume, price or product mix.  Therefore we propose no changes to the MD&A for the Door segment.

2011 vs. 2010 — Current Revision

The Door segment sells hollow metal doors, door frames and related hardware, wood doors, lavatory fixtures and electronic access and security systems.  Nearly all of the Door segments sales are for commercial and institutional buildings such as schools and healthcare facilities.  Approximately 65% to 70% of the sales of the Door segment are related to jobs obtained through a competitive bidding process.  Bid prices may be higher or lower than bid prices on similar jobs in the prior year.  The Door segment does not track unit sales of the various products through its accounting or management reporting.  Management relies on the level of the sales backlog, the trend in sales and the gross profit rate in managing the business.

Door sales in 2011 were $424,000 (3.3%) less than the previous year.  The decline in sales here is also related to the weak construction market particularly within the State of Colorado.  A more competitive bidding environment resulted in a decrease in the gross profit ratio to 23.0% in 2011 from 23.6% in 2010.

The Door segment sales backlog at the end of 2011 was approximately $3,275,000 compared to approximately $3,822,000 at the end of 2010.

Heating and Cooling Segment

2011 vs. 2010 — Original Form 10-K filing

Sales in the Heating and Cooling segment decreased by $1,665,000 (4.3%) compared to 2010.  Sales of fan coils dropped by 35% due to a slow commercial construction market particularly hotel construction.  In addition, a focus to improve profit margins on fan coils resulted in the Company not bidding some jobs where the projected profit margin was not acceptable.  Sales of furnaces and heaters were 8.8% higher in 2011.  The higher level of sales for these products was due in part to some rehabilitation projects at multifamily dwellings.  The segment’s gross profit ratio improved from 22.3% in 2010 to 24.2% in 2011 due to improved factory productivity, product sales mix and better purchasing methods which resulted in reductions in some material costs.  Selling and administrative expenses in 2011 were approximately $664,000 lower than the previous year.  Reduced marketing and sales expenses related to the fan coil product line and lower legal fees were the two principal contributors to the lower selling and administrative expenses.  As a percentage of sales, such expenses were 15.9% in 2011 compared to 17.0% in 2010.

2011 vs. 2010 - First Revision — January 2, 2013

Sales in the Heating and Cooling segment decreased by $1,665,000 (4.3%) compared to 2010.  Sales of fan coils dropped by approximately $4,200,000 due to a slow commercial construction market particularly hotel construction.  In addition, a focus to improve profit margins on fan coils resulted in the Company not bidding some jobs where the projected profit margin was not acceptable.  Unit sales of furnaces and heaters were 7.2% higher in 2011 compared to 2010.  The average selling price of furnaces and heaters was approximately 1.5% higher in 2011 due to increased selling prices and sales mix factors.  Sales of furnaces and heaters were $2,293,000 higher in 2011principally due to the higher volume.  The higher level of sales for these products was due in part to some rehabilitation projects at multifamily dwellings.  The segment’s gross profit ratio improved from 22.3% in 2010 to 24.2% in 2011 due to improved factory productivity, product sales mix and better purchasing methods which resulted in reductions in some material costs.  Selling and administrative expenses in 2011 were approximately $664,000 lower than the previous year.  Reduced marketing and sales expenses related to the fan coil product line and lower legal fees were the two principal contributors to the lower selling and administrative expenses. As a percentage of sales such expenses were 15.9% in 2011 compared to 17.0% in 2010.

Comment - The Heating and Cooling segment does not track unit sales for fan coils. Therefore it is not practical to quantify how much the change in fan coil sales from one period to the next is due to volume, price or product mix.

2011 vs. 2010 — Current Revision

In 2011, approximately 75% of sales in the Heating and Cooling segment consisted of wall furnaces and heaters.  Fan coils accounted for 21% of the segment’s sales and other products made up the remaining 4%.  In 2010 these shares of total segment sales were 66%, 31% and 3%, respectively.  Sales in the Heating and Cooling segment in 2011 decreased by $1,665,000 (4.3%) compared to 2010.  Sales of fan coils dropped by approximately $4,200,000 due to a slow commercial construction market particularly hotel construction.  In addition, a focus to improve profit margins on fan coils resulted in not bidding some jobs where the projected profit margin was not acceptable.  Typically over 90% of the sales of fan coils are custom-made systems for hotels and other commercial buildings.  The jobs are obtained through a competitive bidding process.  Since every bid job is a unique configuration of materials and parts, the company does not track units of sales or production as such unit volume data would not be useful in managing the business.  Management focuses on the current level of sales, the sales backlog, and the contribution margin in managing the fan coil business.  Contribution margin is an internal measure of profitability for a product or product line.  Contribution margin is measured by deducting variable manufacturing costs and variable selling expenses from sales for a particular product line.

Unit sales of furnaces and heaters were 7.2% higher in 2011 compared to 2010.  The average selling price of furnaces and heaters increased by approximately 1.5%.  Sales of furnaces and heaters were $2,293,000 higher in 2011, of which approximately $1,870,000 can be attributed to the increased unit volume.  The balance of the sales increase is principally due to the higher selling prices.  The higher furnace sales volume was due in part to some government sponsored rehabilitation projects at multifamily dwellings.

The Heating and Cooling segment’s gross profit ratio improved from 22.3% in 2010 to 24.2% in 2011, an improvement of 1.9 points.  Improved factory productivity reduced direct labor costs by 1.45 points.  The balance of the higher gross profit ratio is related to the change in product mix as typically profit margins on furnaces and heaters are higher than the margin on fan coils.

Selling and administrative expenses in 2011 were approximately $664,000 lower than the previous year.  Reduced marketing and sales expenses related to the fan coil product line, including the closing of the Oklahoma City sales office, and lower legal fees were the two principal contributors to the lower selling and administrative expenses.  As a percentage of sales, such expenses were 15.9% in 2011 compared to 17.0% in 2010.

Evaporative Cooling Segment

2011 vs. 2010 — Original Form 10-K filing

Sales of evaporative coolers increased by approximately 10.3% in 2011 compared to the prior year.  Sales in the early part of 2010 were adversely affected by a carryover of inventory at some customers from the 2009 season.  Selling prices were also increased in 2011 to offset higher steel costs and increases in other materials prices.  The gross profit ratio in 2011 was 22.4% compared to 21.2% in 2010.  The improvement in the gross profit ratio was the result of the higher production volume and a beneficial change in product sales mix.  Selling and administrative expenses were approximately $347,000 (12.7%) higher in 2011 due to higher selling expenses that typically vary with sales volume, additional sales staff, and increased incentive compensation.  As a percentage of sales these expenses were 12.2% and 11.9% in 2011 and 2010, respectively.

Both businesses in the HVAC group are sensitive to changes in prices for a number of different raw materials, commodities and purchased parts.  Prices of steel and copper in particular can have a significant effect on the results of operations of this group.  We are not currently a party to any hedging arrangements with regard to copper or steel.

2011 vs. 2010 - First Revision — January 2, 2013

Sales of evaporative coolers increased by $2,374,000, approximately 10.3%, in 2011 compared to the prior year.  Sales in the early part of 2010 were adversely affected by a carryover of inventory at some customers from the 2009 season.  Unit sales of evaporative coolers increased by 1.8% in 2011.  Average selling prices per unit increased by approximately 8.3% due to a combination of changes in product mix and a general price increase to help offset higher steel costs and increases in other materials prices.  The gross profit ratio in 2011 was 22.4% compared to 21.2% in 2010.  The improvement in the gross profit ratio was the result of the higher production volume and a beneficial change in product sales mix.  Selling and administrative expenses were approximately $347,000 (12.7%) higher in 2011 due to higher selling expenses that typically vary with sales volume, additional sales staff and increased incentive compensation.  As a percentage of sales these expenses were 12.2% and 11.9% in 2011 and 2010, respectively.

2011 vs. 2010 — Current Revision

Sales of evaporative coolers increased by $2,374,000, approximately 10.3%, in 2011 compared to the prior year.  Sales in the early part of 2010 were adversely affected by a carryover of inventory at some customers from the 2009 season.  Unit sales of evaporative coolers increased by 1.8% in 2011.  Average selling prices per unit increased by approximately $38.00 per unit due to a combination of a general price increase and a change in product mix.  The increase in selling prices accounted for approximately $2,000,000 of the increased sales.  The increase in selling prices was substantially offset by higher material costs.  The gross profit ratio in 2011 was 22.4% compared to 21.2% in 2010.  The improvement in the gross profit ratio was principally the result of higher production volume.  Selling and administrative expenses were approximately $347,000 (12.7%) higher in 2011 due to higher selling expenses that typically vary with sales volume, additional sales staff, and increased incentive compensation.  As a percentage of sales, these expenses were 12.2% and 11.9% in 2011 and 2010, respectively.

Both businesses in the HVAC group are sensitive to changes in prices for a number of different raw materials, commodities and purchased parts.  Prices of steel and copper in particular can have a significant effect on the results of operations of this group.  We are not currently a party to any hedging arrangements with regard to copper or steel.

The Company will endeavor to provide disclosure similar in nature as presented above in all future filings with the Commission beginning with the Form 10-K to be filed for the fiscal year ending December 29, 2012.

We hope our revised responses contained herein adequately address your comments. Please feel free to call me at (312) 541-7222 if you require additional information or clarification of our responses.

Very truly yours,
Continental Materials Corporation

/s/ Joseph J. Sum

Joseph J. Sum
Vice President and Chief Financial Officer

cc:	James G. Gidwitz
Mark S. Nichter